

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2019

C. Timothy Trenary
Chief Financial Officer
Commercial Vehicle Group, Inc.
7800 Walton Parkway
New Albany, Ohio 43054

>   **Re: Commercial Vehicle Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2018**
>   **Filed March 11, 2019**
>   **File No. 001-34365**

Dear Mr. Trenary:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Transportation and Leisure